                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                   ----------




                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    Under the Securities Exchange Act of 1934


                       CLEAR CHANNEL COMMUNICATIONS, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   184502 10 2
-------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 THOMAS O. HICKS
                         200 CRESCENT COURT, SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300
-------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                 AUGUST 30, 2000
-------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box. [ ]

                         (Continued on following pages)

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          MR. THOMAS O. HICKS
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       4,039,874
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     51,957,823
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  4,039,874
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  51,957,823
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          55,997,697
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          10.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HM2/CHANCELLOR, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     12,339,757
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  12,339,757
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,339,757
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HM2/CHANCELLOR, GP, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     12,339,757
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  12,339,757
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,339,757
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HM2/CHANCELLOR HOLDINGS, INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     12,339,757
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  12,339,757
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,339,757
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          2.3%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HM2/HMW, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     2,026,183
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  2,026,183
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,026,183
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HICKS, MUSE, TATE & FURST EQUITY FUND II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     2,040,219
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  2,040,219
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,040,219
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HM2/GP PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     2,040,219
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  2,040,219
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,040,219
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HICKS, MUSE GP PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     2,040,219
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  2,040,219
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,040,219
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HICKS, MUSE FUND II INCORPORATED
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     2,040,219
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  2,040,219
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,040,219
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.4%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HM4/CHANCELLOR, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     8,029,935
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  8,029,935
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,029,935
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HICKS, MUSE FUND IV LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     8,029,935
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  8,029,935
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          8,029,935
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          1.5%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPSTAR BROADCASTING PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     28,206,684
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  28,206,684
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,206,684
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HM3/CAPSTAR PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     28,206,684
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  28,206,684
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,206,684
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HM3/CAPSTAR, INC.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     28,206,684
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  28,206,684
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          28,206,684
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          5.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPSTAR BT PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     1,192,306
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  1,192,306
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,192,306
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          CAPSTAR BOSTON PARTNERS, L.L.C.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     127,027
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  127,027
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          127,027
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.0%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HM3/GP PARTNERS, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     1,319,333
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  1,319,333
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,319,333
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HICKS, MUSE GP PARTNERS III, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     1,319,333
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  1,319,333
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,319,333
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

          HICKS, MUSE FUND III INCORPORATED
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                             [ ]

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
    NUMBER OF
     SHARES                       0
  BENEFICIALLY            ------------------------------------------------------
    OWNED BY              8       SHARED VOTING POWER
      EACH
    REPORTING                     1,319,333
     PERSON               ------------------------------------------------------
      WITH                9       SOLE DISPOSITIVE POWER

                                  0
                          ------------------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  1,319,333
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,319,333
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                            [ ]

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          0.2%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------

         Each Reporting Person (as hereinafter defined) disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Persons.

ITEM 1.           SECURITY AND ISSUER

         The class of equity security to which this Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Common Stock"), of Clear Channel Communications, Inc., a Texas corporation (the "Company"). The address of the Company's principal executive office is 200 Concord Plaza, Suite 600, San Antonio, Texas 78216.

ITEM 2.           IDENTITY AND BACKGROUND

         Mr. Thomas O. Hicks ("Mr. Hicks") is the sole stockholder and sole director of HM2/Chancellor Holdings, Inc., a Texas corporation ("HM2/Chancellor Holdings"). Mr. Hicks is also the controlling stockholder, Chairman of the Board, Chief Executive Officer and Partner of Hicks, Muse Fund II Incorporated, a Texas corporation ("Fund II Incorporated"), HM3/Capstar, Inc., a Texas corporation ("HM3/Capstar") and Hicks, Muse Fund III Incorporated, a Texas corporation ("Fund III Incorporated"). HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP, L.P., a Texas limited partnership ("HM2/Chancellor GP"), which is the general partner of HM2/Chancellor, L.P. a Texas limited partnership ("HM2/Chancellor"). Fund II Incorporated is the general partner of Hicks, Muse GP Partners, L.P., a Texas limited partnership ("Hicks Muse Partners"), which is the general partner of HM2/GP Partners, L.P., a Texas limited partnership ("HM2/GP Partners"). HM2/GP Partners is the general partner of Hicks, Muse, Tate & Furst Equity Fund II, L.P., a Delaware limited partnership ("HM Fund II"), which is the general partner of HM2/HMW, L.P., a Texas limited partnership ("HM2/HMW"). HM3/Capstar is the general partner of HM3/Capstar Partners, L.P., a Texas limited partnership ("HM3/Capstar Partners"), which is the general partner of Capstar Broadcasting Partners, L.P., a Delaware limited partnership ("Capstar Partners"). Fund III Incorporated is the general partner of Hicks, Muse GP Partners III, L.P., a Texas limited partnership ("GP Partners III"), which is the general partner of HM3/GP Partners, L.P., a Texas limited partnership ("HM3/Partners"), which is the general partner of Capstar BT Partners, L.P., a Delaware limited partnership ("BT Partners") and manager of Capstar Boston Partners, L.L.C., a Delaware limited liability company ("Boston Partners"). Hicks, Muse Fund IV LLC, a Texas limited liability company ("HM Fund IV") is the general partner of HM4 Chancellor, L.P., a Texas limited partnership ("HM4") (collectively, the "Reporting Persons" and each individually a "Reporting Person"). Each of the Reporting Persons, with the exception of Mr. Hicks, primarily engage in the acquiring, holding, voting and selling or otherwise disposing of capital stock of the Company. The principal business address of the Reporting Persons is 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

         None of the Reporting Persons, during the last five years, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Hicks is a United States citizen.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On August 30, 2000, CCU Merger Sub, Inc., a wholly-owned subsidiary of the Company, merged (the "Merger") with and into AMFM Inc., a Delaware corporation ("AMFM"), with AMFM surviving the merger as a wholly-owned subsidiary of the Company. Pursuant to the terms of the merger agreement related to such transaction, holders of shares of Common Stock, $0.01 per share, of AMFM (the "AMFM Common Stock") outstanding immediately prior to the Merger became entitled to receive 0.94 of a share of Common Stock of the Company for each share of AMFM Common Stock held by such holders. The following Reporting Persons received or may be deemed to have received shares of Common Stock of the Company in exchange for AMFM Common Stock as a result of the merger:

                        Number of Shares Received   Number of Shares Received
Reporting                  (Sole Voting and           (Shared Voting and
 Person                    Dispositive Power)          Dispositive Power)
------------------      -------------------------   -------------------------
Mr. Hicks                      4,039,874                  51,957,823
HM2/Chancellor                         0                  12,339,757
HM2/Chancellor GP                      0                  12,339,757
HM2/Chancellor Holdings                0                  12,339,757
HM2/HMW                                0                   2,026,183
HM Fund II                             0                   2,040,219
HM2/GP Partners                        0                   2,040,219
Hicks Muse Partners                    0                   2,040,219
Fund II Incorporated                   0                   2,040,219
HM4/Chancellor                         0                   8,029,935
HM Fund IV                             0                   8,029,935
Capstar Partners                       0                  28,206,684
HM3/Capstar Partners                   0                  28,206,684
HM3/Capstar                            0                  28,206,684
BT Partners                            0                   1,192,306
Boston Partners                        0                     127,027
HM3/Partners                           0                   1,319,333
GP Partners III                        0                   1,319,333
Fund III Incorporated                  0                   1,319,333


For a description of the nature of the sole and shared voting and dispositive power of the shares received in the merger and described above, see Item 5(b) of this Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION

         The shares of Common Stock received by the Reporting Persons described in Item 3 to this Schedule 13D were acquired as a result of the Merger and are being held by such Reporting Persons for investment purposes. Mr. Hicks is the Vice Chairman of the Board of the Company and, through the relationships described in Item 5 hereof, may be deemed to beneficially own approximately 10.3% of the outstanding shares of Common Stock of the Company.

         Except as otherwise set forth in this Item 4 or in Item 6, the Reporting Persons do not have any plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940; (vii) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

         Following the transactions described in Item 3:

         (a)

                  (1) Mr. Hicks may be deemed to beneficially own in the aggregate 55,997,697 shares of the Common Stock of the Company, representing approximately 10.3% of the outstanding shares of Common Stock. Of such shares, Mr. Hicks has sole voting and dispositive power with respect to 4,039,874 shares, and shared voting and dispositive power with respect to 51,957,823 shares as a result of the relationships described in paragraph (b)(1) below.

                  (2) HM2/Chancellor may be deemed to beneficially own in the aggregate 12,339,757 shares of the Common Stock of the Company, representing approximately 2.3% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor has sole voting and dispositive power with respect to no shares and shared voting and dispositive power with respect to 12,339,757 shares as a result of the relationships described in paragraph (b)(2) below.

                  (3) HM2/Chancellor GP may be deemed to beneficially own in the aggregate 12,339,757 shares of the Common Stock of the Company, representing approximately 2.3% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor GP has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 12,339,757 shares as a result of the relationships described in paragraph (b)(3) below.

                  (4) HM2/Chancellor Holdings may be deemed to beneficially own in the aggregate 12,339,757 shares of the Common Stock of the Company, representing approximately 2.3% of the outstanding shares of Common Stock. Of such shares, HM2/Chancellor Holdings has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 12,339,757 shares as a result of the relationships described in paragraph (b)(4) below.

                  (5) HM2/HMW may be deemed to beneficially own in the aggregate 2,026,183 shares of the Common Stock of the Company, representing approximately 0.4% of the outstanding shares of Common Stock. Of such shares, HM2/HMW has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,026,183 shares as a result of the relationships described in paragraph (b)(5) below.

                  (6) HM Fund II may be deemed to beneficially own in the aggregate 2,040,219 shares of the Common Stock of the Company, representing approximately 0.4% of the outstanding shares of Common Stock. Of such shares, HM Fund II has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,040,219 shares as a result of the relationships described in paragraph (b)(6) below.

                  (7) HM2/GP Partners may be deemed to beneficially own in the aggregate 2,040,219 shares of the Common Stock of the Company, representing approximately 0.4% of the outstanding shares of Common Stock. Of such shares, HM2/GP Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,040,219 shares as a result of the relationships described in paragraph (b)(7) below.

                  (8) Hicks Muse Partners may be deemed to beneficially own in the aggregate 2,040,219 shares of the Common Stock of the Company, representing approximately 0.4% of the outstanding shares of Common Stock. Of such shares, Hicks Muse Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,040,219 shares as a result of the relationships described in paragraph (b)(9) below.

                  (9) Fund II Incorporated may be deemed to beneficially own in the aggregate 2,040,219 shares of the Common Stock of the Company, representing approximately 0.4% of the outstanding shares of Common Stock. Of such shares, Fund II Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 2,040,219 shares as a result of the relationships described in paragraph (b)(9) below.

                  (10) HM4/Chancellor may be deemed to beneficially own in the aggregate 8,029,935 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, HM4/Chancellor has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,029,935 shares as a result of the relationships described in paragraph (b)(10) below.

                  (11) HM Fund IV may be deemed to beneficially own in the aggregate 8,029,935 shares of the Common Stock of the Company, representing approximately 1.5% of the outstanding shares of Common Stock. Of such shares, HM Fund IV has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 8,029,935 shares as a result of the relationships described in paragraph (b)(11) below.

                  (12) Capstar Partners may be deemed to beneficially own in the aggregate 28,206,684 shares of the Common Stock of the Company, representing approximately 5.2% of the outstanding shares of Common Stock. Of such shares, Capstar Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 28,206,684 shares as a result of the relationships described in paragraph (b)(12) below.

                  (13) HM3/Capstar Partners may be deemed to beneficially own in the aggregate 28,206,684 shares of the Common Stock of the Company, representing approximately 5.2% of the outstanding shares of Common Stock. Of such shares, HM3/Capstar Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 28,206,684 shares as a result of the relationships described in paragraph (b)(13) below.

                  (14) HM3/Capstar may be deemed to beneficially own in the aggregate 28,206,684 shares of the Common Stock of the Company, representing approximately 5.2% of the outstanding shares of Common Stock. Of such shares, HM3/Capstar has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 28,206,684 shares as a result of the relationships described in paragraph (b)(14) below.

                  (15) BT Partners may be deemed to beneficially own in the aggregate 1,192,306 shares of the Common Stock of the Company, representing approximately 0.2% of the outstanding shares of Common Stock. Of such shares, BT Partners has sole voting and dispositive power with respect to no shares, shared voting and dispositive power with respect to 1,192,306 shares as a result of the relationships described in paragraph (b)(15) below.

                  (16) Boston Partners may be deemed to beneficially own in the aggregate 127,027 shares of the Common Stock of the Company, representing approximately 0.0% of the outstanding shares of Common Stock. Of such shares, Boston Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 127,027 shares as a result of the relationships described in paragraph (b)(16) below.

                  (17) HM3/Partners may be deemed to beneficially own in the aggregate 1,319,333 shares of the Common Stock of the Company, representing approximately 0.2% of the outstanding shares of Common Stock. Of such shares, HM3/Partners has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,319,333 shares as a result of the relationships described in paragraph (b)(17) below.

                  (18) GP Partners III may be deemed to beneficially own in the aggregate 1,319,333 shares of the Common Stock of the Company, representing approximately 0.2% of the outstanding shares of Common Stock. Of such shares, GP Partners III has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,319,333 shares as a result of the relationships described in paragraph (b)(18) below.

                  (19) Fund III Incorporated may be deemed to beneficially own in the aggregate 1,319,333 shares of the Common Stock of the Company, representing approximately 0.2% of the outstanding shares of Common Stock. Of such shares, Fund III Incorporated has sole voting and dispositive power with respect to no shares, and shared voting and dispositive power with respect to 1,319,333 shares as a result of the relationships described in paragraph (b)(19) below.

         (b)

                  (1) Of the 4,039,874 shares of Common Stock for which Mr. Hicks has sole voting and dispositive power, 3,532,167 shares are held of record by Mr. Hicks, 311,169 shares are held of record by Mr. Hicks as the trustee of certain trusts for the benefit of Mr. Hicks' children, 102,366 shares are held of record by a private foundation controlled by Mr. Hicks, and 94,172 shares are owned of record by two limited partnerships, the general partner of each of which is a limited liability company of which Mr. Hicks is the sole member. Of the 51,957,823 shares of Common Stock for which Mr. Hicks has shared voting and dispositive power, 21,895 shares are owned by Mr. Hicks of record as the co-trustee of a trust for the benefit of unrelated parties, and 51,935,928 of such shares are owned of record as follows: 12,339,757 shares of Common Stock are owned of record by HM2/Chancellor; 2,026,183 shares of Common Stock are owned of record by HM2/HMW; 14,036 shares of Common Stock are owned of record by HM Fund II; 8,029,935 shares of Common Stock are owned of record by a nominee on behalf of HM4; 28,206,684 shares are held of record by Capstar Partners; 1,192,306 shares of Common Stock are owned of record by BT Partners; and 127,027 shares of Common Stock are owned of record by Boston Partners.

                  HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock owned of record by HM2/Chancellor. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP. Mr. Hicks is the sole director and owns all of the outstanding shares of capital stock of HM2/Chancellor Holdings and, therefore, may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by HM2/Chancellor Holdings.

                  HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner of the shares held of record by HM2/HMW. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners. Mr. Hicks is the controlling stockholder, Chairman of the Board, Chief Executive Officer and Partner of Fund II Incorporated and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by Fund II Incorporated.

                  HM Fund IV is the general partner of HM4/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM4/Chancellor. Mr. Hicks is the sole member of HM Fund IV and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by HM Fund IV.

                  HM3/Capstar Partners is the general partner of Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares held of record by Capstar Partners. HM3/Capstar is the general partner of HM3/Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Capstar Partners. Mr. Hicks is the sole shareholder, director, Chairman of the Board, Chief Executive Officer and Partner of HM3/Capstar and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by HM3/Capstar.

                  HM3/Partners is the general partner of each of BT Partners and Boston Partners and, therefore, may be deemed to be the beneficial owner of the shares held of record by BT Partners and Boston Partners. GP Partners III is general partner of HM3/Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Partners. Fund III Incorporated is the general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners III. Mr. Hicks is the sole shareholder, director, Chairman of the Board, Chief Executive Officer and Partner of Fund III Incorporated and, therefore, may be deemed to beneficially own all or a portion of the shares of Common Stock beneficially owned by Fund III Incorporated.

                  (2) Of the 12,339,757 shares of Common Stock for which HM2/Chancellor has shared voting and dispositive power, 12,339,757 of such shares are held of record by HM2/Chancellor.

                  (3) Of the 12,339,757 shares of Common Stock for which HM2/Chancellor GP has shared voting and dispositive power, none of such shares are held of record by

         HM2/Chancellor GP, and 12,339,757 of such shares are held of record by HM2/Chancellor. HM2/Chancellor GP is the general partner of HM2/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares owned of record by HM2/Chancellor.

                  (4) Of the 12,339,757 shares of Common Stock for which HM2/Chancellor Holdings has shared voting and dispositive power, none of such shares are held of record by HM2/Chancellor Holdings, and 12,339,757 of such shares may be beneficially owned by HM2/Chancellor GP. HM2/Chancellor Holdings is the general partner of HM2/Chancellor GP and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/Chancellor GP.

                  (5) Of the 2,026,183 shares of Common Stock for which HM2/HMW has shared voting and dispositive power, 2,026,183 of such shares are held of record by HM2/HMW.

                  (6) Of the 2,040,219 shares of Common Stock for which HM Fund II has shared voting and dispositive power, 14,036 of such shares are held of record by HM Fund II, and 2,026,183 of such shares are held of record by HM2/HMW. HM Fund II is the general partner of HM2/HMW and, therefore, may be deemed to be the beneficial owner.

                  (7) Of the 2,040,219 shares of Common Stock for which HM2/GP Partners has shared voting and dispositive power, none of such shares are held of record by HM2/GP Partners, and 2,040,219 of such shares are held of record and beneficially by HM Fund II. HM2/GP Partners is the general partner of HM Fund II and, therefore, may be deemed to be the beneficial owner of the shares held of record and beneficially owned by HM Fund II.

                  (8) Of the 2,040,219 shares of Common Stock for which Hicks Muse Partners has shared voting and dispositive power, none of such shares are held of record by Hicks Muse Partners, and 2,040,219 of such shares are beneficially owned by HM2/GP Partners. Hicks Muse Partners is the general partner of HM2/GP Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM2/GP Partners.

                  (9) Of the 2,040,219 shares of Common Stock for which Fund II Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund II Incorporated, and 2,170,446 of such shares may be beneficially owned by Hicks Muse Partners. Fund II Incorporated is the general partner of Hicks Muse Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by Hicks Muse Partners.

                  (10) Of the 8,029,935 shares of Common Stock for which HM4 has shared voting and dispositive power, 8,029,935 of such shares are beneficially owned by HM4/Chancellor.

                  (11) Of the 8,029,935 shares of Common Stock for which HM Fund IV has shared voting and dispositive power, none of such shares are held of record by HM Fund IV, and 8,029,935 of such shares are beneficially owned by HM4/Chancellor. HM Fund

         IV is the general partner of HM4/Chancellor and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM4/Chancellor.

                  (12) Of the 28,206,684 shares of Common Stock for which Capstar Partners has shared voting and dispositive power, 28,206,684 of such shares are held of record by Capstar Partners.

                  (13) Of the 28,206,684 shares of Common Stock for which HM3/Capstar Partners has shared voting and dispositive power, none of such shares are held of record by HM3/Capstar Partners, and 28,206,684 of such shares are held of record by Capstar Partners. HM3/Capstar Partners is the general partner of Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares owned of record by Capstar Partners.

                  (14) Of the 28,206,684 shares of Common Stock for which HM3/Capstar has shared voting and dispositive power, none of such shares are held of record by HM3/Capstar, and 28,206,684 of such shares are beneficially owned by HM3/Capstar Partners. HM3/Capstar is the general partner of HM3/Capstar Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Capstar Partners.

                  (15) Of the 1,192,306 shares of Common Stock for which BT Partners has shared voting and dispositive power, 1,192,306 of such shares are held of record by BT Partners.

                  (16) Of the 127,027 shares of Common Stock for which Boston Partners has shared voting and dispositive power, 127,027 of such shares are held of record by Boston Partners.

                  (17) Of the 1,319,333 shares of Common Stock for which HM3/Partners has shared voting and dispositive power, none of such shares are held of record by HM3/Partners, 1,192,306 of such shares are held of record by BT Partners, and 127,027 of such shares are beneficially owned by Boston Partners. HM3/Partners is the general partner of each of BT Partners and Boston Partners and, therefore, may be deemed to be the beneficial owner of the shares owned of record by BT Partners and Boston Partners.

                  (18) Of the 1,319,333 shares of Common Stock for which GP Partners III has shared voting and dispositive power, none of such shares are held of record by GP Partners III, and 1,319,333 of such shares are beneficially owned by HM3/Partners. GP Partners III is the general partner of HM3/Partners and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by HM3/Partners.

                  (19) Of the 1,319,333 shares of Common Stock for which Fund III Incorporated has shared voting and dispositive power, none of such shares are held of record by Fund III Incorporated, and 1,319,333 of such shares are beneficially owned by GP Partners III. Fund III Incorporated is the general partner of GP Partners III and, therefore, may be deemed to be the beneficial owner of the shares beneficially owned by GP Partners III.

                  Each of the Reporting Persons expressly disclaims (i) the existence of any group and (ii) beneficial ownership with respect to any shares of Common Stock covered by this Schedule 13D not owned by him or it of record.

         (c) See Item 3.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock held of record by HM2/Chancellor, HM2/HMW, HM Fund II, Capstar Partners, BT Partners and Boston Partners and beneficially owned by HM4/Chancellor described in paragraphs (a) and (b) above is governed by the limited partnership and limited liability agreements, as applicable, of each of such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership or membership interests.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Pursuant to the Shareholders Agreement dated as of October 2, 1999 (the "Shareholders Agreement") by and among the Company, L. Lowry Mays ("Mr. Mays"), 4-M Partners, Ltd. ("4-M Partners" and together with Mr. Mays, the "Existing Shareholders") and the New Shareholders (consisting of Mr. Hicks, HM Fund II, HM2/HMW, HM2/Chancellor, Capstar Partners, HM4/Chancellor, Boston Partners and BT Partners, and together with Mr. Mays and 4-M Partners, the "Shareholders"), the Shareholders have agreed as follows:

                  (1) the Shareholders will not own or seek to own beneficially, directly or indirectly, voting securities of the Company or derivative securities that are convertible, exchangeable or exercisable for voting securities (the "Voting Securities") such that the aggregate beneficial ownership of any Shareholder and its respective affiliates exceeds 20% of the total amount of Voting Securities outstanding at any time (the "Percentage Limitation");

                  (2) the Shareholders will not acquire or offer, agree or otherwise seek to acquire any assets of the Company or any of its successors or subsidiaries;

                  (3) the Shareholders will not (i) solicit proxies or consents or become a participant in a solicitation within the meaning of Regulation 14A under the Securities Exchange Act of 1934 (the "Exchange Act"), with respect to the securities of the Company or its successors subsidiaries, or (ii) initiate any shareholder proposal or "election contest" with respect to the Company or any of its successors or subsidiaries, or (iii) directly or indirectly advise, assist, encourage, induce, or act as a financing source for others to take any such action;

                  (4) the Shareholders will not take any action for the purpose of (i) convening a meeting of the shareholders of the Company or any of its subsidiaries or successors, (ii) take action by written consent of the shareholders of the Company or any of its successors or subsidiaries, or (iii) directly or indirectly advise, assist, encourage, induce, or act as a financing source for others to take such action;

                  (5) the Shareholders will not, except as otherwise permitted by the Shareholders Agreement, make any public disclosure relating to
         (i) the acquisition of Voting Securities by the Shareholders that would result in the aggregate beneficial ownership of any Shareholder and its respective affiliates exceeding the Percentage Limitation, (ii) a proposal for a Business Combination Transaction (as defined in the Shareholders Agreement), or (c) a tender or exchange offer for Voting Securities;

                  (6) the Shareholders will not, except as otherwise permitted by the Shareholders Agreement, inter into or agree, offer, commence, propose or seek to enter into or otherwise be involved in or part of, directly or indirectly, any (i) tender offer or exchange for Voting Securities or (ii) any Business Combination Transaction;

                  (7) the Shareholders will not request or solicit any person, firm, individual, business trust, trust, association, corporation, partnership, joint venture, company, unincorporated entity or governmental entity to (i) make a tender or exchange offer for Voting Securities or (ii) make a Business Combination Transaction;

                  (8) the Shareholders will not make any proposal (i) to the Company or its board of directors for a Business Combination Transaction or (ii) for a tender or exchange offer for Voting Securities;

                  (9) the Shareholders will not, except in connection with certain estate planning activities undertaken by a Shareholder that is a natural person, deposit Voting Securities into a voting trust or subject Voting Securities to voting agreements, or grant any proxy with respect to any Voting Securities to any person not designated by the Company's board of directors, other than in connection with a bona fide pledge of Voting Securities by a Shareholder who is a natural person;

                  (10) the Shareholders will not form, join or in any way participate in a "group" as that term is defined under Section 13d of the Exchange Act for the purpose of taking any action restricted above;

                  (11) the Shareholders will not disclose publicly any intention, plan or arrangement inconsistent with the foregoing or any other provision of the Shareholders Agreement with respect to any Voting Securities; or

                  (12) the Shareholders will not enter into discussions, negotiations, arrangements or understandings with any third party with respect to any action that would be prohibited by the Shareholders Agreement if such action were to be undertaken by the Shareholders or their respective affiliates;

                  (13) the Shareholders may, except under certain conditions that would violate the restrictions in the Shareholders Agreement, at any time, directly or indirectly, sell, transfer any beneficial interest in, pledge, hypothecate or otherwise dispose, or offer or enter into any agreement or understanding to sell, any Voting Securities;

                  (14) any New Shareholder that is a partnership, corporation or other entity will provide the Company with at least ten days notice before paying any dividend or making any distribution to the holders of equity interests of such New Shareholder; and

                  (15) the voting power of any single Shareholder shall be limited such that the aggregate voting power of all New Shareholders and their affiliates or all Existing Shareholders, respectively, shall not exceed one vote less than 20 percent of the total number of votes permitted on any matter.

         Pursuant to the Registration Rights Agreement (the "Registration Rights Agreement") dated as of October 2, 1999, by and among the Company and Fund II, HM2/HMW, HM2/Chancellor, HM4/Chancellor, Capstar Partners, BT Partners, Boston Partners, Mr. Hicks, John R. Muse, Charles W. Tate, Jack D. Furst, Michael J. Levitt, Lawrence D. Stuart, Jr., David B. Deniger and Dan H. Blanks (collectively, the "Holders"), the Company and the Holders have agreed as follows:

                  (1) upon written notice to the Company by Holders holding a majority of the Company's securities acquired in the Merger, the Company shall prepare and, within 30 days after such request, file a registration statement for the sale of securities under the Securities Act of 1933 (the "Securities Act") with the Securities and Exchange Commission and use its reasonable best efforts to cause such registration statement to become effective within 45 days after such filing, subject to certain limitations set forth in the Registration Rights Agreement; and

                  (2) each time the Company proposes to register its equity securities under the Securities Act for sale to the public the Company shall give prompt written notice to each Holder giving each such Holder the opportunity to offer its securities acquired in the Merger in such public offering.

         The foregoing summary of the terms of the Shareholders Agreement and the Registration Rights Agreement (collectively, the "Agreements") is qualified in its entirety by reference to the respective Agreements, copies of which are attached hereto and incorporated herein by reference.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

10.1 Agreement and Plan of Merger, dated October 2, 1999, by and among Clear Channel Communications, Inc., CCU Merger Sub, Inc. and AMFM Inc. (incorporated by reference to exhibit no. 2.1 to the AMFM Inc. current report on Form 8-K, filed October 5, 1999).

10.2 Shareholders Agreement, dated October 2, 1999, by and among Clear Channel Communications, Inc., Mr. Mays, 4-M Partners, Ltd., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/HMW, L.P., HM2/Chancellor, L.P., HM4/Chancellor, L.P., Capstar Broadcasting Partners, L.P., Capstar BT Partners, L.P., Capstar Boston Partners, L.L.C. and Thomas
         O. Hicks (incorporated by reference to Annex B to the Clear Channel Communications, Inc. registration statement on Form S-4, filed March 15, 2000).

10.3 Registration Rights Agreement, dated October 2, 1999, among Clear Channel Communications, Inc., Hicks, Muse, Tate & Furst Equity Fund II, L.P., HM2/HMW, L.P., HM2/Chancellor, L.P., Capstar Broadcasting Partners, L.P., Capstar BT Partners, L.P., Capstar Boston Partners, L.L.C., Mr. Hicks, John R. Muse, Charles W. Tate, Jack D. Furst, Michael J. Levitt, Lawrence D. Stuart, Jr., David B. Deniger and Dan H. Blanks (incorporated by reference to Annex C to the Clear Channel Communications, Inc., registration statement on Form S-4, filed March 15, 2000).

99.1 Joint Filing Agreement dated September 14, 1999, among the Reporting Persons (incorporated by reference to Amendment No. 5 to the Schedule 13D of Mr. Hicks filed September 15, 1999, relating to his investment in AMFM Inc.).

99.2 Power of Attorney for Mr. Hicks (incorporated by reference to the Schedule 13D of Mr. Hicks filed June 8, 1998, relating to his investment in Capstar Broadcasting Corporation).



----------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      August 30, 2000                   By:             *
--------------------------                 ----------------------------
Date                                       Name:  Thomas O. Hicks


                                        *By:   /s/ David W. Knickel
                                            ---------------------------
                                            David W. Knickel
                                            Attorney-in-Fact

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      August 30, 2000                       HICKS, MUSE FUND II INCORPORATED
--------------------------
Date

                                         By:   /s/ David W.Knickel
                                           -------------------------------------
                                            Name:  David W. Knickel
                                            Title: Vice President, Treasurer and
                                                   Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 30, 2000                 HICKS, MUSE GP PARTNERS, L.P.
-----------------------
Date
                                    By: HICKS, MUSE FUND II
                                        INCORPORATED, its general partner


                                        By:  /s/ David W. Knickel
                                          ------------------------------------
                                          Name:  David W. Knickel
                                          Title: Vice President, Treasurer and
                                                 Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 30, 2000                  HM2/GP PARTNERS, L.P.
----------------------
Date
                                     By: HICKS, MUSE GP PARTNERS, L.P.,
                                         its general partner

                                         By: HICKS, MUSE FUND II INCORPORATED,
                                             its general partner



                                         By: /s/ David W. Knickel
                                            ------------------------------------
                                            Name:  David W. Knickel
                                            Title: Vice President, Treasurer and
                                                   Secretary

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      August 30, 2000                  HICKS, MUSE, TATE & FURST EQUITY
--------------------------             FUND II, L.P.
Date

                                       By:   HM2/GP PARTNERS, L.P.,
                                             its general partner

                                       By:   HICKS, MUSE GP PARTNERS, L.P.,
                                             its general partner

                                       By:   HICKS, MUSE FUND II INCORPORATED,
                                             its general partner



                                             By:   /s/ David W. Knickel
                                                ------------------------------
                                                Name:  David W. Knickel
                                                Title: Vice President, Treasurer
                                                       and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 30, 2000                  HM2/HMW, L.P.
-----------------------
Date
                                     By: HICKS, MUSE, TATE & FURST EQUITY
                                         FUND II, L.P., its general partner

                                     By: HM2/GP PARTNERS, L.P., its general
                                         partner

                                     By: HICKS, MUSE GP PARTNERS, L.P., its
                                         general partner

                                     By: HICKS, MUSE FUND II INCORPORATED, its
                                         general partner



                                         By:   /s/ David W. Knickel
                                            ------------------------------------
                                            Name:  David W. Knickel
                                            Title: Vice President, Treasurer and
                                                   Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     August 30, 2000                    HM2/CHANCELLOR, L.P.
-------------------------
Date
                                        By: HM2/CHANCELLOR GP, L.P., its general
                                            partner

                                        By: HM2/CHANCELLOR HOLDINGS, INC., its
                                            general partner


                                            By: /s/ David W. Knickel
                                               ---------------------------------
                                               Name:  David W. Knickel
                                               Title: Vice President, Treasurer
                                                      and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 30, 2000                     HM2/CHANCELLOR GP, L.P.
-----------------------
Date
                                        By: HM2/CHANCELLOR HOLDINGS, INC., its
                                            general partner


                                            By: /s/ David W. Knickel
                                               --------------------------------
                                               Name:  David W. Knickel
                                               Title: Vice President,
                                                      Treasurer and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     August 30, 2000                    HM2/CHANCELLOR HOLDINGS, INC.
--------------------------
Date


                                        By:   /s/ David W. Knickel
                                           ------------------------------------
                                           Name:  David W. Knickel
                                           Title: Vice President, Treasurer
                                                  and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 30, 2000                    HM4/CHANCELLOR, L.P.
-----------------------
Date

                                       By:  HICKS, MUSE FUND IV LLC, its general
                                            partner



                                            By:   /s/ David W. Knickel
                                               ---------------------------------
                                               Name:  David W. Knickel
                                               Title: Vice President, Treasurer
                                                      and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


       August 30, 2000                  HICKS, MUSE FUND IV LLC
---------------------------
Date


                                        By: /s/ David W. Knickel
                                           -----------------------------
                                           Name:  David W. Knickel
                                           Title: Vice President, Treasurer
                                                  and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      August 30, 2000                   CAPSTAR BROADCASTING PARTNERS, L.P.
-------------------------
Date
                                        By: HM3/CAPSTAR PARTNERS, L.P., its
                                            general partner

                                        By: HM3/CAPSTAR, INC., its general
                                            partner


                                            By:   /s/ David W.Knickel
                                               --------------------------------
                                               Name:  David W. Knickel
                                               Title: Vice President, Treasurer
                                                      and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      August 30, 2000                   HM3/CAPSTAR PARTNERS, L.P.
---------------------------
Date
                                        By: HM3/CAPSTAR, INC., its general
                                            partner


                                            By:   /s/ David W. Knickel
                                               ---------------------------------
                                               Name:  David W. Knickel
                                               Title: Vice President, Treasurer
                                                      and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     August 30, 2000                   HM3/CAPSTAR, INC.
------------------------
Date

                                       By:   /s/ David W. Knickel
                                          -------------------------------------
                                          Name:  David W. Knickel
                                          Title: Vice President, Treasurer and
                                                 Secretary

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 30, 2000                    CAPSTAR BT PARTNERS, L.P.
------------------------
Date
                                       By: HM3/GP PARTNERS, L.P., its general
                                           partner

                                       By: HICKS, MUSE GP PARTNERS III, L.P.,
                                           its general partner

                                       By: HICKS, MUSE FUND III INCORPORATED,
                                           its general partner


                                           By:  /s/ David W. Knickel
                                              ----------------------------------
                                              Name:  David W. Knickel
                                              Title: Vice President, Treasurer
                                                     and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 30, 2000                   CAPSTAR BOSTON PARTNERS, L.L.C.
------------------------
Date
                                      By: HM3/GP PARTNERS, L.P., its managing
                                          member

                                      By: HICKS, MUSE GP PARTNERS III, L.P., its
                                          general partner

                                      By: HICKS, MUSE FUND III INCORPORATED, its
                                          general partner


                                          By:   /s/ David W. Knickel
                                             -----------------------------------
                                             Name:  David W. Knickel
                                             Title: Vice President, Treasurer
                                                    and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 30, 2000                    HM3/GP PARTNERS, L.P.
-----------------------
Date
                                       By: HICKS, MUSE GP PARTNERS III, L.P.,
                                           its general partner

                                       By: HICKS, MUSE FUND III INCORPORATED,
                                           its general partner


                                           By:   /s/ David W. Knickel
                                              ----------------------------
                                              Name:  David W. Knickel
                                              Title: Vice President, Treasurer
                                                     and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 30, 2000                   HICKS, MUSE GP PARTNERS III, L.P.
------------------------
Date
                                      By: HICKS, MUSE FUND III INCORPORATED,
                                          its general partner


                                          By:   /s/ David W.Knickel
                                             ----------------------------------
                                             Name:  David W. Knickel
                                             Title: Vice President, Treasurer
                                                    and Secretary

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    August 30, 2000                   HICKS, MUSE FUND III INCORPORATED
-----------------------
Date


                                      By:   /s/ David W. Knickel
                                         ---------------------------------------
                                         Name:  David W. Knickel
                                         Title: Vice President, Treasurer and
                                                Secretary

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
------                             -----------
10.1          Agreement and Plan of Merger, dated October 2, 1999, by and among
              Clear Channel Communications, Inc., CCU Merger Sub, Inc. and AMFM
              Inc. (incorporated by reference to exhibit no. 2.1 to the AMFM
              Inc. current report on Form 8-K, filed October 5, 1999).

10.2          Shareholders Agreement, dated October 2, 1999, by and among Clear
              Channel Communications, Inc., Mr. Mays, 4-M Partners, Ltd., Hicks,
              Muse, Tate & Furst Equity Fund II, L.P., HM2/HMW, L.P.,
              HM2/Chancellor, L.P., HM4/Chancellor, L.P., Capstar Broadcasting
              Partners, L.P., Capstar BT Partners, L.P., Capstar Boston
              Partners, L.L.C. and Thomas O. Hicks (incorporated by reference to
              Annex B to the Clear Channel Communication, Inc. registration statement on Form S-4, filed March 15, 2000).

10.3          Registration Rights Agreement, dated October 2, 1999, among Clear
              Channel Communications, Inc., Hicks, Muse, Tate & Furst Equity
              Fund II, L.P., HM2/HMW, L.P., HM2/Chancellor, L.P., Capstar
              Broadcasting Partners, L.P., Capstar BT Partners, L.P., Capstar
              Boston Partners, L.L.C., Mr. Hicks, John R. Muse, Charles W. Tate,
              Jack D. Furst, Michael J. Levitt, Lawrence D. Stuart, Jr., David
              B. Deniger and Dan H. Blanks (incorporated by reference to
              Annex C to the Clear Channel Communication, Inc. registration statement on Form S-4, filed March 15, 2000).

99.1          Joint Filing Agreement dated September 14, 1999 among the
              Reporting Persons (incorporated by reference to Amendment No. 5 to the Schedule 13D of Mr. Hicks filed September 15, 1999, relating to his investment in AMFM Inc.).

99.2 Power of Attorney for Mr. Hicks (incorporated by reference to the Schedule 13D of Mr. Hicks filed June 8, 1998, relating to his investment in Capstar Broadcasting Corporation).